

December 18, 2014

<u>Via E-Mail</u>
Stuart Ducote
President
United Mortgage Trust
1301 Municipal Way
Grapevine, TX 76051

> **Re: United Mortgage Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-32409**

Dear Mr. Ducote:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 31, 2014

Item 5. Market for Registrant's Common Equity Related Shareholder Matters and Issuer Purchases of Equity Securities

Share Redemption Plan, page 18

1.   In future Exchange Act periodic reports, please revise your disclosure to include information on the number of common shares with respect to which you received redemption requests during the relevant period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations of the Company

Dividends and Distributions to Shareholders, page 31

2.   In future Exchange Act periodic reports, please revise your disclosure to show the
        relationship between total distributions paid (including any amounts reinvested
        through your dividend reinvestment plan) and your cash flows from
        operations. Additionally, please revise your disclosure to clarify whether the data
        presented regarding distributions as a percentage of net income include amounts
        reinvested through your dividend reinvestment plan.

Liquidity and Capital Resources for the Years Ended December 31, 2013, 2012 and 2011,
page 32

3.   In future Exchange Act periodic reports, please revise your disclosure to include
        additional information regarding your average cost of funds, net yields on assets
        (including assets acquired during the reporting period), and a discussion of the
        relationship between your weighted average yield on assets as compared to your
        weighted average cost of funds. Please include disclosure regarding the reasons
        for any material trends in this spread.

4.   We note that your credit facilities contain financial covenants. To the extent you
        have material sources of liquidity, such as a credit facility, that include financial
        covenants that may restrict future financing flexibility, please include a more
        detailed discussion of these covenants in future Exchange Act periodic reports.

Signatures

5.   Please identify your principal executive, financial, and accounting officers.

Exhibit Index

6.   Please provide us with a detailed analysis as to why you believe you are not
        required to file the consulting agreement. Refer to Item 601(b)(10)(iii) of
        Regulation S-K.

Item 8. Consolidated Financial Statements and Supplementary Data

Note G. Related Party Transactions

Historical Performance, page 57

7.   We note your disclosure in footnotes (3) and (4) that UMTH and UDF cash flow
        amounts for 2013 are estimates and subject to change. Pease tell us the
        circumstances that would result in a change to the amounts reported. Also,

provide us with a reconciliation of the UMTH and UDF cash flow amounts to their statements of cash flows included in Exhibits 99.1 and 99.2, and a reconciliation of the payment amounts to your statements of cash flows on page 43.

Definitive Proxy on Schedule 14A

8.   We note that you pay your President a fee of $5,000 per month pursuant to a consulting agreement. Please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officer. Refer to Item 402(m)(1), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the smaller reporting company and its subsidiaries." In addition, please tell us why you did not include advisory voting proposals regarding say-on-pay and frequency pursuant to Rule 14a-21 of the Exchange Act when you filed the definitive proxy statement for your annual meeting held on June 25, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief